State Street Bank and Trust Company

Thomas J. Reyes

2 Avenue de Lafayette

6th Floor

Boston, MA 02110

617-662-3967

617-662-3805 (fax)

February 22, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The CNL Funds (the “Trust”)
Initial Registration Statement on Form N-1A

Ladies and Gentlemen:

Electronically transmitted for filing pursuant to Section 6 of the Securities Act of 1933 and Section 8 of the Investment Company Act of 1940, as amended, is the Initial Registration Statement on Form N-1A for the above referenced Trust.

If you have any questions concerning this filing, please call me directly at (617) 662-3967.

Sincerely,

/s/ Thomas J. Reyes
Thomas J. Reyes Counsel